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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                     FIRST OF MICHIGAN CAPITAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             FMCC ACQUISITION CORP.
                             FAHNESTOCK & CO. INC.
                         FAHNESTOCK VINER HOLDINGS INC.
                                   (BIDDERS)
                            ------------------------

                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  320862 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            MR. ALBERT G. LOWENTHAL
                           C/O FAHNESTOCK & CO. INC.
                                110 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 668-8000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                    COPY TO:

                             JAMES P. GERKIS, ESQ.
                       WHITMAN BREED ABBOTT & MORGAN LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 351-3000
                            ------------------------

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Transaction Valuation:*............................................. $40,128,810
Amount of filing fee:............................................... $     8,026

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

* Estimated for the purpose of calculating the fee only. This amount assumes the purchase of 2,675,254 shares of Common Stock, par value $.10 per share, of First of Michigan Capital Corporation at $15.00 per share. Such number of shares represents all shares reported to be outstanding as of May 14, 1997 plus 177,490 shares issuable upon the exercise of outstanding stock options.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by either a registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                         Not applicable
         Form or Registration No.:                       Not applicable
         Filing Party:                                   Not applicable
         Date Filed:                                     Not applicable

________________________________________________________________________________

                               Page 1 of 9 Pages
                            Exhibit Index on Page 9


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

      CUSIP No. 320862 10 5

1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      FMCC Acquisition Corp.
-----------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                           (b)[x]
-----------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                                                          AF
-----------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                 [ ]
-----------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                                               Delaware
-----------------------------------------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                                        1,418,351 Shares (see Item 6)
-----------------------------------------------------------------------------------------------------------------
8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                        [ ]
-----------------------------------------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Approximately 53% of the shares outstanding on a fully diluted basis as of May 14, 1997
-----------------------------------------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON                                                                                 CO

                               Page 2 of 9 Pages

      CUSIP No. 320862 10 5

1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Fahnestock & Co. Inc.
-----------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                           (b)[x]
-----------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                                                          WC
-----------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                 [ ]
-----------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                                               New York
-----------------------------------------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                                        1,418,351 Shares (see Item 6)
-----------------------------------------------------------------------------------------------------------------
8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                        [ ]
-----------------------------------------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Approximately 53% of the shares outstanding on a fully diluted basis as of May 14, 1997
-----------------------------------------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON                                                                                 CO

                               Page 3 of 9 Pages

      CUSIP No. 320862 10 5

1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Fahnestock Viner Holdings Inc.
-----------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                           (b)[x]
-----------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                                                          AF
-----------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                 [ ]
-----------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                                                Ontario
-----------------------------------------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                                        1,418,351 Shares (see Item 6)
-----------------------------------------------------------------------------------------------------------------
8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                        [ ]
-----------------------------------------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Approximately 53% of the shares outstanding on a fully diluted basis as of May 14, 1997
-----------------------------------------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON                                                                                 CO

                               Page 4 of 9 Pages

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by FMCC Acquisition Corp., a Delaware corporation (the 'Purchaser') and a direct wholly owned subsidiary of Fahnestock & Co. Inc., a New York corporation ('Fahnestock'), itself a direct wholly owned subsidiary of Fahnestock Viner Holdings Inc., an Ontario corporation ('Holdings'), to purchase all outstanding shares of common stock, par value $.10 per share (the 'Shares'), of First of Michigan Capital Corporation, a Delaware corporation (the 'Company'), at $15.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1997 (the 'Offer to Purchase'), and in the related Letter of Transmittal (together with the Offer to Purchase, the 'Offer'). Copies of the Offer are filed as Exhibits hereto and are incorporated by reference herein. The Purchaser, Fahnestock and Holdings are referred to collectively herein as the 'Reporting Persons'.

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to Shares that any of the Reporting Persons may be deemed to beneficially own as a result of the Purchaser's entering into that certain Securities Purchase Agreement dated as of June 11, 1997, among the Purchaser, 1888 Limited Partnership and DST Systems, Inc. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is First of Michigan Capital Corporation, a Michigan corporation, and the address of its principal executive offices is 100 Renaissance Center, 26th Floor, Detroit, Michigan 48243.

     (b) The exact title of the class of equity security of the Company being sought in the Offer is Common Stock, par value $.10 per share. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in 'TENDER OFFER -- Price Range of the Shares; Dividends on the Shares' of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (d), (g) The information set forth in the Introduction and 'TENDER OFFER -- Certain Information Concerning Purchaser, Fahnestock and Holdings' and Schedules I, II and III of the Offer to Purchase is incorporated herein by reference.

     (e) - (f) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules I, II and III to the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in 'TENDER OFFER -- Background of the Offer' of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, 'TENDER OFFER -- Background of the Offer', ' -- Purpose of the Offer' and ' -- Certain Information Concerning Purchaser, Fahnestock and Holdings' of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in 'TENDER OFFER -- Source and Amount of Funds' of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

                               Page 5 of 9 Pages

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) - (e) The information set forth in the Introduction and 'TENDER OFFER -- Purpose of the Offer', ' -- Background of the Offer' and ' -- Certain Agreements' of the Offer to Purchase is incorporated herein by reference.

     (f) - (g) The information set forth in 'TENDER OFFER -- Certain Effects of the Offer' of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, 'TENDER OFFER -- Terms of the Offer' and ' -- Certain Agreements' of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, 'TENDER OFFER -- Certain Information Concerning Purchaser, Fahnestock and Holdings', ' -- Background of the Offer', ' -- Purpose of the Offer' and ' -- Certain Agreements' of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and 'TENDER OFFER -- Fees and Expenses' of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in (i) 'TENDER OFFER -- Certain Information Concerning Purchaser, Fahnestock and Holdings' of the Offer to Purchase, (ii)
Item 6 of the Annual Report on Form 10-K filed by Holdings with the Securities and Exchange Commission for the year ended December 31, 1996, and (iii) Item 1 of the Quarterly Report on Form 10-Q filed by Holdings with the Securities and Exchange Commission for the quarterly period ended March 31, 1997, is incorporated herein by reference.

     The incorporation herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction, 'TENDER OFFER -- Certain Information Concerning Purchaser, Fahnestock and Holdings', ' -- Background of the Offer', ' -- Purpose of the Offer', ' -- Certain Agreements' and ' -- Certain Conditions to the Offer' of the Offer to Purchase is incorporated herein by reference.

     (b) - (d) The information set forth in 'TENDER OFFER -- Certain Legal and Regulatory Matters' and ' -- Certain Effects of the Offer' of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2), respectively, is incorporated herein by reference in its entirety.

                               Page 6 of 9 Pages

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
ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)   -- Offer to Purchase, dated June 18, 1997.
    (a)(2)   -- Letter of Transmittal.
    (a)(3)   -- Notice of Guaranteed Delivery.
    (a)(4)   -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
    (a)(5)   -- Letter  to Clients  for use  by  Brokers, Dealers,  Commercial Banks,  Trust Companies  and  Other
                Nominees.
    (a)(6)   -- Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
    (a)(7)   -- Press Release issued by Holdings and the Company on June 12, 1997.
    (a)(8)   -- Press Release issued by Holdings and the Company on June 18, 1997.
    (b)      -- Not applicable.
    (c)(1)   -- Securities  Purchase  Agreement dated  as  of June  11,  1997, between  1888  Limited Partnership
               ('1888'), DST Systems Inc. (together with 1888, the 'Sellers') and Purchaser.
    (c)(2)   -- 'Sellers' Escrow Agreement dated as of June 11, 1997, among the Sellers, The Bank of New York,  as escrow agent (the 'Escrow Agent'), and Purchaser.
    (c)(3)   -- Tender  Offer Agreement  dated as  of June  11, 1997  (the 'Tender  Offer Agreement'),  among the
                Sellers, the Company and the Purchaser.
    (c)(4)   -- 'Tender' Escrow Agreement dated as of June 11, 1997, between the Sellers, the Company, the  Escrow
                Agent and the Purchaser.
    (c)(5)   -- Memorandum of Understanding, dated June 11, 1997.
    (c)(6)   -- Letter agreement, dated June 17, 1997, among  the Sellers, the Company and Purchaser, relating to the Tender Offer Agreement.
    (d)      -- None.
    (e)      -- Not applicable.
    (f)      -- None.

                               Page 7 of 9 Pages

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1997

                                          FAHNESTOCK VINER HOLDINGS INC.

                                          By:       /s/ ALBERT G. LOWENTHAL
                                             ...................................
                                            Name: Albert G. Lowenthal
                                            Title: Chairman

                                          FAHNESTOCK & CO. INC.

                                          By:       /s/ ALBERT G. LOWENTHAL
                                             ...................................
                                            Name: Albert G. Lowenthal
                                            Title: Chairman

                                          FMCC ACQUISITION CORP.

                                          By:       /s/ ALBERT G. LOWENTHAL
                                             ...................................
                                            Name: Albert G. Lowenthal
                                            Title: Chairman

                               Page 8 of 9 Pages

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                          DESCRIPTION OF EXHIBIT                                          PAGE
------   ----------------------------------------------------------------------------------------------------   ----

(a)(1)   -- Offer to Purchase, dated June 18, 1997...........................................................
(a)(2)   -- Letter of Transmittal............................................................................
(a)(3)   -- Notice of Guaranteed Delivery....................................................................
(a)(4)   -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.................
(a)(5)   -- Letter to  Clients for  use by  Brokers, Dealers,  Commercial Banks,  Trust Companies  and Other
            Nominees.........................................................................................
(a)(6)   -- Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9............
(a)(7)   -- Press Release issued by Holdings and the Company on June 12, 1997................................
(a)(8)   -- Press Release issued by Holdings and the Company on June 18, 1997................................
(b)      -- Not applicable...................................................................................
(c)(1)   -- Securities  Purchase  Agreement dated  as  of June  11,  1997 between  1888  Limited  Partnership
            ('1888'), DST Systems Inc. (together with 1888, the 'Sellers') and Purchaser.....................
(c)(2)   -- 'Sellers' Escrow Agreement dated as of June 11, 1997, among the Sellers, The Bank of New York, as escrow agent (the 'Escrow Agent'), and Purchaser.................................................
(c)(3)   -- Tender Offer  Agreement dated  as of  June 11,  1997 (the  'Tender Offer  Agreement'), among the
            Sellers, the Company and the Purchaser...........................................................
(c)(4)   -- 'Tender' Escrow Agreement dated as of June 11, 1997, between the Sellers, the Company, the Escrow
            Agent and the Purchaser..........................................................................
(c)(5)   -- Memorandum of Understanding, dated June 11, 1997.................................................
(c)(6)   -- Letter agreement, dated June 17, 1997, among the Sellers, the Company and Purchaser, relating  to the Tender Offer Agreement.......................................................................
(d)      -- None.............................................................................................
(e)      -- Not applicable...................................................................................
(f)      -- None.............................................................................................

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